EXHIBIT B
     Transactions in Common Stock by Pebbleton During the Past Sixty (60) Days
     Exhibit B of the Original Schedule 13D is hereby amended to add the following:
     The following sales of shares of Pioneer Drilling Company have been made by Pebbleton Corporation N.V. and were effected on the NYSE Amex since October 7, 2009:

Date	Securities Involved	Price per Share
October 07, 2009	4,500	$7.50
October 08, 2009	45,500	$7.67
October 09, 2009	4,800	$8.01
October 12, 2009	75,500	$8.03
October 14, 2009	19,700	$8.02
October 15, 2009	37,300	$8.15
October 16, 2009	11,600	$8.15
October 19, 2009	101,100	$8.15
October 20, 2009	83,300	$8.11
October 21, 2009	36,600	$8.18

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